# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: XOMA ROYALTY CORPORATION, CIK 0000791908
CUSIP: 98419J206
Title of class of securities: Common Stock, par value $0.0075 per share
Address of issuer's principal executive offices: 2200 Powell Street, Suite 310, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 04/27/2026
Filed by CIK 0000886163
Persons authorized to receive notices and communications: Todd C. Davis, CEO, Ligand Pharmaceuticals Incorporated, 555 Heritage Drive, Suite 200, Jupiter, Florida (FL), 33458, (858) 550-7500

## Reporting persons
- Ligand Pharmaceuticals Incorporated (CIK 0000886163): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,062,678; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 8,062,678 (47% of the class)
  Comment: Rows 8, 11 and 13. Beneficial ownership of the securities set forth herein is being reported because the Reporting Person entered into certain voting and support agreements more particularly described in this Schedule 13D, and therefore, may be deemed to beneficially own those securities beneficially owned by the counterparties to such voting and support agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any such securities for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or for any other purpose, and such beneficial ownership is expressly disclaimed. The shared voting power disclosed in row 8 and the aggregate amount of securities beneficially owned by the Reporting Person disclosed in row 11 is calculated based on (i) 3,059,678 shares of common stock of the Issuer, $0.0075 par value per share (the "Common Stock"), and 5,003 shares of Series X Convertible Preferred Stock of the Issuer, par value $0.05 per share (the "Series X Preferred Shares"), which are not registered under the Exchange Act, but are convertible into 1,000 shares of Common Stock for one Series X Preferred Share. Reference herein to the "Shares" shall reference the 3,059,678 shares of Common Stock, plus the 5,003,000 shares of Common Stock issuable upon conversion of the Series X Preferred Shares. The beneficial ownership percentage disclosed in row 13 is calculated based upon 12,129,405 shares of Common Stock outstanding as of April 23, 2026 and 5,003,000 shares of Common Stock issuable upon the conversion of all Series X Preferred Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0075 per share
Name of issuer: XOMA ROYALTY CORPORATION
Address of issuer's principal executive offices: 2200 Powell Street, Suite 310, Emeryville, California (CA), 94608

## Item 2. Identity and Background
Name of person filing: The name of the corporation filing this Schedule 13D is Ligand Pharmaceuticals Incorporated, a Delaware corporation ("Ligand" or the "Reporting Person").
Residence or business address: The address of Ligand's principal office is 555 Heritage Drive, Suite 200, Jupiter, Florida 33458.
Present principal occupation or employment: The principal business of Ligand is the acquisition and aggregation of royalty generating assets in the pharmaceutical industry and the provision of funding in connection with such assets.
Criminal convictions in the last five years: Neither Ligand nor any person listed in Schedule 1 to this Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither Ligand nor any person named in Schedule 1 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Ligand is a corporation incorporated under the laws of Delaware. The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of Ligand is set forth on Schedule 1 hereto and is herein incorporated by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Items 4 and 5 are incorporated by reference in this Item 3 as if fully set forth herein. Pursuant to, and subject to the terms and conditions contained in, the Support Agreements (as defined in Item 4), Ligand may be deemed to have acquired beneficial ownership of the Shares by virtue of the execution of the Support Agreements among Ligand and certain of the Issuer's officers, directors and certain funds affiliated with BVF Partners (together with affiliated entities) (collectively, the "Supporting Stockholders"). The Shares beneficially owned by the Supporting Stockholders have not been purchased by Ligand, and thus no payments were made by or on behalf of Ligand in connection with the execution of the Merger Agreement (as defined in Item 4) or the execution of the Support Agreements. Pursuant to the terms of the Merger Agreement, the Supporting Stockholders will receive the same consideration per share of Common Stock as other holders of Common Stock receive.

## Item 4. Purpose of Transaction
Purpose of transaction:
Items 3 and 5 are incorporated by reference in this Item 4 as if fully set forth herein. The purpose of the Merger (as defined below) is for Ligand to acquire control of, and the entire equity interest in, the Issuer.

Merger Agreement

On April 27, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Ligand and Flex Merger Sub, Inc., a Nevada corporation and wholly-owned subsidiary of Ligand ("Merger Sub") pursuant to which, and upon the terms and subject to the conditions thereof, including, without limitation, effecting the Holding Company Reorganization (as defined below), Merger Sub will merge with and into HoldCo (as defined below) (the "Merger"), with HoldCo surviving the Merger as a wholly owned subsidiary of Ligand. Pursuant to the Merger Agreement, at the time the Merger becomes effective (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than certain shares of Common Stock to be canceled pursuant to the Merger Agreement and Dissenting Shares (as defined in the Merger Agreement)) will be automatically converted into the right to receive (i) $39.00 per share in cash, without interest, and subject to deduction for any required withholding tax, plus (ii) an amount of contingent value rights (each, a "CVR") representing a right to receive contingent payments derived from the CVR Trust's (as defined below) interest in RemainCo LLC (as defined below) in accordance with the CVR Agreement (as defined in the Merger Agreement) (as further described below) (clauses (i) and (ii) collectively, the "Merger Consideration").

In addition, pursuant to the Merger Agreement, at the Effective Time, each (i) Series X Preferred Share issued and outstanding immediately prior to the Effective Time will be converted, without any required action on the part of the holder thereof, into the right to receive the Merger Consideration with respect to the aggregate number of shares of Common Stock for which the Series X Preferred Shares were convertible into immediately prior to the Effective Time pursuant to the terms of the Certificate of Designation of Series X Preferred Shares, without interest and subject to deduction for any required withholding tax, without regard to any limitations on exercise contained therein and (ii) each 8.625% Series A Cumulative Perpetual Preferred Stock, par value $0.05 per share (the "Series A Preferred Stock") and 8.375% Series B Cumulative Perpetual Preferred Stock, par value $0.05 per share (the "Series B Preferred Stock", together with the Series A Preferred Stock, the "Perpetual Preferred Stock"), shall be redeemed prior to the Effective Time in accordance with the terms of the applicable certificate of designation governing such Perpetual Preferred Stock, including payment of all accrued and unpaid dividends thereon through the date of such redemption. The Merger Agreement also specifies the treatment of the Issuer's outstanding equity awards and warrants in connection with the Merger.

The consummation of the Merger is subject to the satisfaction or waiver of customary conditions as set forth in the Merger Agreement, including (i) adoption and approval of the Merger Agreement by the holders of at least a majority of the combined voting power of the outstanding shares of Common Stock pursuant to the Nevada Revised Statutes, as amended, ("NRS"), 92A.120(5) (the "Issuer Stockholder Approval"), (ii) the applicable waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated and (iii) the completion of the Holding Company Reorganization and the CVR Spin in accordance with the terms of the Merger Agreement. Ligand's and Merger Sub's obligations to consummate the transactions contemplated by the Merger Agreement are not subject to any financing condition.

The Merger Agreement includes representations, warranties and covenants of the parties customary for a transaction of this nature. From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as permitted by certain exceptions, including the consummation of the Holding Company Reorganization and the CVR Spin, the Issuer has agreed to conduct its business in the ordinary course of business in all material respects and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement. The Issuer has also agreed to customary "no-shop" restrictions on its ability to solicit acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding acquisition proposals.

The Merger Agreement requires that the board of directors of the Issuer (the "Issuer Board") recommend that the stockholders of the Issuer vote in favor of the approval of the Merger Agreement (the "Issuer Board Recommendation") and that the Issuer Board not, among other things, (i) (A) fail to make, withdraw, amend, modify, or materially qualify, in a manner adverse to Ligand, the Issuer Board Recommendation, (B) fail to include the Issuer Board Recommendation in a proxy statement to be sent to the stockholders of the Issuer in connection with a meeting of the stockholders of the Issuer (the "Issuer Stockholders' Meeting") that is filed with the U.S. Securities and Exchange Commission (the "SEC") or mailed to the Issuer's stockholders, (C) recommend an acquisition proposal, (D) fail to recommend against acceptance of any tender offer or exchange offer for shares of Common Stock within 10 business days after the commencement of such offer, (E) fail to reaffirm the Issuer Board Recommendation within 10 business days after the date any acquisition proposal (or material modification thereto) is first publicly disclosed by the Issuer or anyone making the acquisition proposal or (F) resolve or agree to take any of the foregoing actions (each such foregoing actions or failure to act, an "Adverse Recommendation Change"), or (ii) cause or permit the Issuer or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other similar contract relating to any acquisition approval. Notwithstanding these restrictions, the Issuer Board is permitted, prior to the Issuer Stockholders' Meeting and subject to the terms and conditions set forth in the Merger Agreement, to (x) effect an Adverse Recommendation Change if an Intervening Event (as defined in the Merger Agreement) has occurred and if the Issuer Board determines in good faith, after consultation with outside legal counsel, that in light of the Intervening Event and taking into account any revised terms proposed by Ligand, the failure to take such action would be inconsistent with its fiduciary duties under applicable law, or (y) effect an Adverse Recommendation Change or terminate the Merger Agreement in response to the receipt of an unsolicited bona fide written acquisition proposal that did not result from a material breach of the Issuer's "no-shop" restrictions under the Merger Agreement if the Issuer Board determines in good faith, after consultation with outside legal counsel and financial advisors, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law and, after consultation with its outside legal counsel and financial advisors, that the acquisition proposal constitutes a Superior Proposal (as defined in the Merger Agreement), subject in each case to certain matching rights in favor of Ligand.

The Merger Agreement includes a remedy of specific performance for the parties thereto. The Merger Agreement also includes customary termination provisions for both the Issuer and Ligand and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including (i) by either the Issuer or Ligand if the Merger has not occurred on or prior to January 26, 2027 or (ii) by either the Issuer or Ligand if a final and non-appealable order or action in certain specified jurisdictions enjoins, restrains or prohibits consummation of the transactions contemplated by the Merger Agreement or (iii) by either the Issuer or Ligand if the Issuer Stockholder Approval has not been obtained or (iv) by either the Issuer or Ligand if the other party breaches its representations, warranties or covenants in the Merger Agreement in a way that would entitle the party seeking to terminate the Merger Agreement not to consummate the Merger, subject to the right of the breaching party to cure the breach or (v) by the Issuer if the Issuer Board authorizes the Issuer to enter into an alternative acquisition agreement for a Superior Proposal or (vi) by Ligand if the Issuer Board makes an Adverse Recommendation Change. The Issuer will be required to pay a termination fee of an amount in cash equal to $40,000,000 if (i) the Merger Agreement is terminated because the stockholder approval is not obtained or the transaction has not closed by the termination date, in each case after an acquisition proposal has been made or publicly disclosed and not publicly withdrawn, and within 12 months thereafter the Issuer enters into or consummates a qualifying acquisition proposal, (ii) the Issuer terminates the Merger Agreement to enter into a Superior Proposal, or (iii) Ligand terminates the Merger Agreement following an Adverse Recommendation Change. The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Holding Company Reorganization

Prior to the Effective Time, the Issuer will effect a holding company reorganization (the "Holding Company Reorganization") pursuant to NRS 92A.180 through 92A.199 (or such other applicable provisions of the NRS), whereby (i) a newly formed Nevada corporation and direct, wholly owned subsidiary of the Issuer ("HoldCo"), will become the holding company of the Issuer, which shall merge with and into the Issuer through a direct, wholly owned subsidiary of Holdco ("HoldCo Merger Sub"), with the Issuer surviving as a direct, wholly owned subsidiary of HoldCo, (ii) each share of Common Stock issued and outstanding immediately prior to the effectiveness of the Holding Company Reorganization will automatically be converted into one share of common stock of HoldCo, having the same rights, powers and preferences as such share of Common Stock, (iii) each share of Perpetual Preferred Stock issued and outstanding immediately prior to the effectiveness of the Holding Company Reorganization will automatically be converted into one share of a corresponding series of preferred stock of HoldCo, having the same designations, rights, powers, preferences, qualifications, limitations and restrictions as such share of Perpetual Preferred Stock, and (iv) each equity-based award issued by the Issuer outstanding immediately prior to the effectiveness of the Holding Company Reorganization will be automatically converted into a corresponding award with respect to shares of HoldCo common stock (or, as applicable, HoldCo preferred stock), on the same terms and conditions. The Issuer will not effect the Holding Company Reorganization unless HoldCo's articles of incorporation (including the designation of each series of HoldCo preferred stock with terms substantially identical to the corresponding series of Perpetual Preferred Stock) and bylaws are in form and substance reasonably acceptable to Ligand.

CVR Spin

Following the completion of the Holding Company Reorganization, the following transactions will be effected in the order set forth below (collectively, the "CVR Spin"): (i) immediately prior to the Effective Time, HoldCo will cause the Issuer to transfer to HoldCo (or one or more designees of HoldCo) the HoldCo Business Assets and HoldCo Business Liabilities (as each such term is defined in the Merger Agreement) (such transactions, collectively, the "Asset/Liability Transfer"); (ii) following the Asset/Liability Transfer, HoldCo will cause the Issuer to convert from a Nevada corporation into a Nevada limited liability company (the "RemainCo Conversion" and the Issuer as so converted "RemainCo LLC"); (iii) following the RemainCo Conversion, HoldCo will contribute 75% of the issued and outstanding limited liability company units of RemainCo LLC to the trust (the "CVR Trust") established pursuant to the trust agreement to be entered into at or prior to the Effective Time by and among HoldCo, the trustee thereunder (the "Trustee"), and such other parties as may be appropriate (the "CVR Trust Agreement") (the "Trust Contribution"), to be held and administered by the Trustee in accordance with the CVR Trust Agreement for the benefit of the holders of CVRs; and (iv) following the Trust Contribution, HoldCo shall pay, on a pro rata basis, to each holder of record of HoldCo common stock and HoldCo preferred stock (on an as-converted-to-common basis) as of immediately prior to the Effective Time as additional Merger Consideration, CVRs representing the right to receive contingent payments derived from the CVR Trust's interest in RemainCo LLC in accordance with the CVR Trust Agreement. Following the date of the Merger Agreement, Ligand will have the right to further assess the consequences of the Holding Company Reorganization and the CVR Spin. If Ligand identifies any material adverse consequences, the parties will negotiate modifications. If no agreement is reached, the contemplated transaction structure may be replaced with an alternative CVR structure, wherein Ligand will issue to each holder of record of shares of Common Stock and Series X Preferred Shares (on an as-converted-to-common basis) as of immediately prior to the Effective Time contingent value rights to receive 75% of net proceeds (if any) from the resolution of the Janssen Litigation (as defined in the Merger Agreement).

Support Agreements

On April 27, 2026, in connection with the execution of the Merger Agreement, Ligand entered into Voting and Support Agreements (the "Support Agreements") with the Supporting Stockholders, in each case, in their respective capacity as a stockholder of the Issuer. Under the terms of the Support Agreements, the Supporting Stockholders have agreed, among other things, to vote their shares of Common Stock in favor of the Merger Agreement and the other transactions contemplated by the Merger Agreement and to promptly following the date of the Merger Agreement convert all of their Series X Preferred Shares to shares of Common Stock in order to permit them to vote the shares of Common Stock issuable upon conversion in favor of the Issuer Stockholder Approval. As of April 27, 2026, the Supporting Stockholders beneficially owned an aggregate of approximately 47.0% of the outstanding shares of Common Stock, assuming the conversion of the Series X Preferred Shares. The Support Agreements will terminate upon termination of the Merger Agreement, the Effective Time and certain other specified events. The foregoing description of the Support Agreements is not complete and is qualified in its entirety by reference to the full text of the Form of Support Agreement, which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Other than as described above, Ligand does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, Ligand may change its purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Beneficial ownership of the securities reported herein is being reported solely because Ligand may be deemed to have beneficial ownership of such securities as a result of certain provisions contained in the Support Agreements. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by Ligand that it is the beneficial owner of any securities of the Issuer for the purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership and membership in any group hereby is expressly disclaimed. Except as set forth in this Item 5, to the knowledge of Ligand, Ligand does not beneficially own any securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Beneficial ownership of the securities reported herein is being reported solely because Ligand may be deemed to have beneficial ownership of such shares of Common Stock as a result of certain provisions contained in the Support Agreements. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by Ligand that it is the beneficial owner of any securities for the purposes of Section 13(d) of the Securities Exchange Act of 1934 as amended, or for any other purpose, and such beneficial ownership and membership in any group hereby is expressly disclaimed. Except as set forth in this Item 5, to the knowledge of Ligand, Ligand does not beneficially own any securities of the Issuer.
Transactions in the class effected during the past sixty days: Except as otherwise described in this Schedule 13D, Ligand has not effected any transactions in the Shares or other equity security of the Issuer during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than Ligand is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the beneficially owned Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement and Plan of Merger, dated as of April 27, 2026, by and among XOMA Royalty Corporation, Ligand Pharmaceuticals Incorporated and Flex Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on April 27, 2026).

Exhibit 2 - Form of Support Agreement, dated as of April 27, 2026, entered into by Ligand Pharmaceuticals Incorporated, Flex Merger Sub, Inc. and the Supporting Stockholders. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on April 27, 2026).

## Signatures
- Ligand Pharmaceuticals Incorporated: /s/ Andrew Reardon, Andrew Reardon, Chief Legal Officer and Secretary (05/01/2026)